PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER [redacted]

No/Date : F |D1-731|18.12.07

Securities and E
450 Fifth Street,
Washington, D.C.
USA

07028762

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

With respect to the discussions for cooperation between RWE and PPC SA

Referring to reports on the Mass Media covering discussions for cooperation between RWE and PPC and further to our announcement of Nov 9, 2007, PPC clarifies that the confidential discussions for the signing of a MoU between the firms are continuing. In this framework, the MoU will be introduced for discussion and approval at the PPC Board of Directors meeting on Thursday December 20, 2007. The MoU will be signed only after its approval by the BoD's of both parties.

Athens, December 18 2007

END